SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of October 2011

POSTMEDIA NETWORK CANADA CORP.

(Translation of registrant’s name into English)

1450 Don Mills Road, Don Mills, Ontario M3B 3R5 Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☑            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No   ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item 1.01	Entry into a Material Definitive Agreement.

On October 18, 2011, the Company announced that its wholly-owned subsidiary, Postmedia Network Inc., had entered into a definitive agreement to sell daily newspapers the Times Colonist, Nanaimo Daily News and Alberni Valley Times and its community newspaper properties in British Columbia to affiliates of Glacier Media Inc. for gross proceeds of $86.5 million, the net proceeds of which are to be used for debt repayment.

The sale was the result of an unsolicited offer for the Vancouver Island newspapers and Lower Mainland BC community newspaper properties and will allow the Company to focus on its core properties.

Completion of the transaction is expected to occur on or about November 30, 2011 and is subject to a number of customary conditions including receipt of regulatory approvals.

Item 9.01	Financial Statements and Exhibits

a)	Financial Statements

None.

b)	Exhibits

10.1	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., LMP Publication Limited Partnership and GVIC Communications Corp.

10.2	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., TC Publication Limited Partnership and GVIC Communications Corp.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Postmedia Network Canada Corp.

By:	/s/ Douglas Lamb
Douglas Lamb
Chief Financial Officer

Date: October 20, 2011

EXHIBIT INDEX

10.1	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., LMP Publication Limited Partnership and GVIC Communications Corp.

10.2	Asset Purchase Agreement, dated October 18, 2011, among Postmedia Network Inc., TC Publication Limited Partnership and GVIC Communications Corp.

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